Filed pursuant to Rule 424(b)(3)
File Number 333-87376

Prospectus Supplement No. 1

Computer Network Technology Corporation

3.00% Convertible Subordinated Notes due 2007
and Shares of Common Stock Issuable upon Conversion of the Notes

     This prospectus supplement supplements the prospectus dated August 15, 2002, of Computer Network Technology Corporation relating to the sale by certain of our securityholders (including their pledgees, donees, assignees, transferees, successors and others who later hold any of the securityholders’ interests) of up to $125,000,000 principal amount at maturity of notes and the shares of common stock issuable upon conversion of the notes. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supercedes the information contained in the prospectus.

     The table of selling securityholders contained in the prospectus is hereby amended to add the following entities who are named below as a selling securityholder:

Aggregate Principal
Amount at Maturity of		Number of Shares of	Percentage of Shares of
Notes That May Be	Percentage of Notes	Common Stock That May	Common Stock
Sold(3)(4)	Outstanding	Be Sold(1)	Outstanding(2)

Alexandra Global Investment Fund 1, Ltd.	11.20%	730,453	2.63%

Bear, Stearns & Co., Inc.	2.66%	173,483	*

JP Morgan Securities, Inc.	*	52,175	*

Zurich Institutional Benchmarks Master Fund	1.60%	104,350	*

*Indicates an amount less than one percent (1%).

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 52.1752 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described under “Description of the Notes-Conversion of Notes” in the prospectus. As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 27,025,601 shares of common stock outstanding as of July 31, 2002. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes.

(3)	Information about other selling securityholders will be set forth in additional prospectus supplements, if required.

(4)	Assumes that any other holders of the notes or any future pledgees, donees, assignees, transferees or successors or from any other such holders of the notes, do not beneficially own any shares of common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

     Investing in the notes or shares of common stock involves risks that are described in the “Risk Factors” section beginning on page 4 of the prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 11, 2002.

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